BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street – Ottawa – Ontario K2H 8C4
P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268
e-mail: beaufield@rogers.com

CERTIFICATE OF MAILING

January 24, 2003

SEDAR PROFILE # 3575 TSX Venture Exchange Symbol: BFD

Attention: Division of Corporate Finance
Office – International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Beaufield Consolidated Resources Inc. – First Quarter
EXEMPTION NUMBER: 82-1557
First Quarter for the period ended November 30, 2002
CUSIP #: 07433C204

Dear Sir or Madam:

This is to advise you that the unaudited interim financial statements for the first quarter (September 1, 2002 –November 30 , 2002) for Beaufield Consolidated Resources Inc., were mailed to all registered and beneficial shareholders of record at the close of business on January 24, 2003 as per National Instrument 54-102 , by first class mail on January 24, 2003. Enclosed are copies of these quarterly financials for your records.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

Christine Hansen
Administrative Assistant

Exemption number 82-1557

FORM 51-901F

for the three-months ended November 30, 2002 BEST AVAILABLE COPY

Incorporated as part of	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.	
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1	
Issuer Telephone Number:	613-721-2919	
Contact Person:	Jens E. Hansen, P.Eng.	
Contact's Position:	President	
Contact Numbers:	Telephone: 613-721-2919	Fax: 613-828-7268
For Quarter Ended:	November 30, 2002	
Date of Report:	January 24, 2003	
Contact e-mail address:	beaufield@rogers.com	

Certificate

The three Schedules required to complete this Quarterly are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it.

Jens E. Hansen, P.Eng.	"Jens E. Hansen"	January 24, 2003
Name of Director	Signed	Dated
Robert A. Martin	"Robert A. Martin"	January 24, 2003
Name of Director	Signed	Dated

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended November 30, 2002
(Unaudited – Prepared by Management)

Page

Schedule A
Page 2

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended November 30, 2002
(Unaudited – Prepared by Management)

	November 30, 2002 $	August 31, 2002 $
ASSETS		
Current Assets		
Cash and cash equivalents	74,245	128,608
Marketable Securities	49,991	49,980
Option payments receivable	38,150	20,000
Taxes recoverable	4,768	6,450
	167,154	205,038
Exploration Funds	250,000	-
Mineral properties and deferred exploration and development	1,881,572	1,856,716
Long-term investment	11,000	11,000
	2,142,572	1,867,716
	2,309,726	2,072,754
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	29,916	42,815
Future income taxes	170,000	170,000
	199,916	212,815
SHAREHOLDERS' EQUITY		
Share capital	15,334,826	15,024,326
Deficit	(13,225,016)	(13,164,387)
	2,109,810	1,859,939
	2,309,726	2,072,754

Approved by the Directors:

"signed" John E. Hansen, P.Eng.
Director

"signed" Robert A. Martin
Director

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Statement of Operations and Deficit
Three months ended November 30, 2002 and 2001
(Unaudited – Prepared by Management)

	November 30, 2002 $	November 30, 2001 $
Investment revenues	691	1
Expenses		
Administrative services, rent and office	12,698	13,851
Interest charges	19	34
Professional fees	6,403	1,614
Shareholders' report	10,160	5,835
Telecommunications	430	765
Travel and Promotion	1,173	1,398
Trustee, registration and transfer agent fees	3,462	2,236
	34,345	25,733
Net loss	33,654	25,732
Deficit, beginning of year	13,164,387	12,889,253
Share issuance fees	26,975	
Deficit, end of period	13,225,016	12,914,985
Basic and diluted loss per share	(0.00)	(0.00)
Weighted average number of common shares outstanding	25,854,487	19,580,311

Interim Statement of Cash Flows for the period ended November 30, 2002

	November 30, 2002 $	November 30, 2001 $
OPERATING ACTIVITIES		
Net loss	(33,654)	(25,732)
Non-cash items		
Changes in non-cash working capital items	(11,217)	6,474
Cash flows used in operating activities	(44,871)	(19,258)
INVESTING ACTIVITIES		
Marketable securities	(11)	
Exploration funds	(250,000)	
Mineral Properties	(17,506)	
Cash flows used in investing activities	(267,517)	
FINANCING ACTIVITIES		
Issue of shares	285,000	
Share issuance fees	(26,975)	
Cash flows from financing activities	258,025	
Decrease in cash and cash equivalents	(54,363)	(19,258)
Cash and cash equivalents, beginning of period	128,608	21,548
Cash and cash equivalents, end of period	74,245	2,290

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended November 30, 2002
(Unaudited – Prepared by Management)

Mineral Properties	November 30, 2002 $	August 31, 2002 $
Louvicourt & Pascalis Townships, Quebec		
Exploration (J-V Aur Resources 60%)	393,923	393,923
Barry, Urban, Carpiquet and Souart Townships, Quebec		
Exploration, net of mining duties recovered (J-V Kinross Gold 50%)	982,701	982,701
Allard River, Quebec (known as Matagami)		
Property	76,395	76,395
Exploration (Beaufield 100%)	40,562	[illegible]
Launay Township, Quebec		
Property	312	312
Exploration (Option Melkior Resources 60%)	7,400	7,400
Hemlo, Cedar Creek, Ontario		
Property, net of option payment received	47,720	47,720
Exploration (Option Sparton Resources 50%)	23,628	20,896
Hemlo, Pic River, Ontario		
Property	(3,750)	14,400
Exploration (J-V Sparton Resources 50%)	453	453
Lac Evans area, Quebec		
Property	205,989	205,989
Exploration (Beaufield 100%)	67,488	67,488
Otish, Quebec		
Exploration (Option Skeena Resources 70%)	2,175	2,029
Lac Rouleau West (Barry-Urban), Quebec		
Property	3,440	3,440
Exploration (Beaufield 100%)	984	984
[illegible] (White Lake), Ontario		
[illegible]	5,000	5,000
[illegible] (Beaufield 100%)	1,452	1,452
New [illegible] Hemlo, Ontario		
Property	25,500	
Exploration (J-V Sparton Resources 50%)	200	
	1,881,572	1,856,716

SHARE CAPITAL

AUTHORIZED
100,000,000 common shares without par value

Issued and fully paid	2002-11-30		2002-08-31	
	Shares	$	Shares	$
Balance, beginning of period	25,330,311	15,024,326	19,580,311	14,449,326
Issued under private placements				
Flow-through	1,250,000	250,000		
Issued for an interest in amineral property	150,000	25,500		
Issued upon exercise of stock option	350,000	35,000		
Balance, end of period	27,080,311	15,334,826	19,580,311	14,449,326

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – SUPPLEMENTARY INFORMATION
for the period ended November 30, 2002

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b)

Shares outstanding as at August 31, 2002	25,330,311
Balance as at November 30, 2001	19,580,311
Balance as at November 30, 2002	27,080,311
Balance as at January 24, 2003	27,430,311

On October 28, 2002, the Company completed a $250,000 private placement which consisted of 1,250,000 flow-through common shares at a price of $0.20 per share with a 125,000 Broker warrant at $0.20 which expires on October 28, 2004.

On November 8, 2002, the Company issued 150,000 common shares (deemed at $0.17 per share) to Newmont Canada Limited for the acquisition of 143 claims in the townships of Wabikoba Lake, White Lake-North and Lecours in the Thunder Bay Mining Division. 200,000 warrants at the exercise price of $0.35 in the first year (2003), at $0.50 in the second year (2004) and $0.75 in the third year (2005) were also granted.

On November 21, 2002, Jens E. Hansen, President of the Company exercised 350,000 common shares at $0.10, which represents a partial exercise of an option of 975,000 shares granted on January 2, 2001.

On December 31, 2002, Augen Limited Partnership VII exercised 350,000 warrants at $0.12 per share. The warrants expired on December 31, 2002.

(c) Commitments:

Stock-based Compensation Plans:
At the Annual General Meeting held on December 17, 2002, an amended a[illegible]ed stock option plan was approved. The plan was amended to, among [illegible]s, correspond to the new stock option policy of the TSX Venture Exchange an[illegible]e the number of common shares reserved for issuance under the Amended [illegible]an to an aggregate of 5,300,000 common shares.

Share Purchase Options:
At November 30, 2002, 2,800,000 options were outstanding, entitling directors and employees to acquire shares, under the share purchase options plans. 350,000 common shares at $0.10 per share were exercised on November 21, 2002 by a Director.

No share options were granted during the first quarter ended November 30, 2002.

	Shares	Exercise Price	Expiry Date
Directors	1,600,000	$0.10	January 6, 2006
Directors	800,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Total:	2,800,000 common shares		

<u>Share Purchase Warrants:</u>
At November 30, 2002, the total share purchase warrants outstanding were:
350,000 warrants exercisable into common shares at $0.12 if exercised by December 31, 2002 and
2,400,000 warrants exercisable into common shares at $0.12 if exercised by July 26, 2004.

The Company issued 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 200,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.

Total warrants outstanding as at November 30, 2002 -- 3,075,000.

On December 31, 2002, Augen Capital Corp., exercised 350,000 warrants at $0.12 which were granted by way of a flow-through Private Placement dated December 31, 2001.

Total warrants outstanding as at January 24, 2003 – 2,725,000.

<u>Escrowed Shares:</u>
As at November 30, 2002, 129,750 shares (129,750 in 2001), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 58,250 share lots, upon incurrance by the Company of each $100,000 threshold expediture amount.

At the Annual General Meeting held on December 17, 2002, Mr. Paul Carmel was appointed as an independent director of Beaufield.

The following are Directors of the Company:

Mr. David R. Bell	-	Director
Mr. Paul R. Carmel	-	Director
Mr. Stephen R. Dunn	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director/Secretary/Member of Audit Committee
Mr. Gary F. Zak	-	Director

Schedule C

SCHEDULE "C" -- Management discussion
for the three months ended November 30, 2002

Beaufield completed a $250,000 flow-through financing with Dundee Securities Corporation. The funds will be used to undertake mineral exploration on Beaufield's Quebec and Ontario properties. A compilation is underway on the properties purchased 50-50 with Sparton Resources from Newmont. There appears to be several unexplored gold targets west of the Hemlo mines. A 100% interest was acquired on the Hiawatha Gold property located approximately 90 kilometres northeast of Hemlo. A gold bearing vein was mined underground in the 1930's, a database search of all previous work is being compiled.

The three month Balance Sheet indicates a loss of $33,654 compared to $25,732 in the equivalent previous quarter. The increased expenditure was caused by the legal and regulatory costs relating to the Dundee financing and the acquisition of the Hiawatha and Newmont properties. Increased administrative expenditures will continue into the coming quarters resulting from the increased activity of Beaufield.

During the coming quarter Beaufield plans to acquire additional exploration properties, compile data on existing properties and undertake field exploration.

Beaufield has been a gold exploration company since its inception in the mid 1980's. During this period, we have viewed a mostly declining gold price. It is only in recent months that the steady decline has been reversed which will benefit gold exploration companies.

Beaufield's earlier gold exploration success will now find a better market value. This combined with new personnel, better financing and acquisition of new exploration targets signal a positive future.

Beaufield's gold properties are the following:

1. Lac Rouleau extensively explored by Beaufield in the 1980's. Numerous gold intersections were encountered on Zones 17 and 18. A possible gold resource of some 400,000 tonnes containing 6.40 g/t gold averaging 1.86 m wide was estimated by SNC in their report dated May 10, 1988. This was based on work funded by Beaufield and managed by Falconbridge. A compilation of previous data with exploration recommendations is underway.

2. Hemlo. The 50-50 Beaufield-Sparton Resources joint-venture is probably the second largest exploration landholder at Hemlo with significant holdings on trend and west of the Hemlo gold mines. Planned exploration will initially concentrate on the Joa claims purchased from Newmont. Previous drilling returned two significant intercepts of 11.65 g/t gold over 1.12 metres and 1.37 g/t over 1.5 metres. Other unexplored reverse circulation gold anomalies remain to be followed up.

3. Hiawatha. Beaufield acquired a 100% interest in this former gold producer. Approximately 2,000 metres of underground work was completed in the 1930's. Earlier work identified on strike anomalous gold values. The mine trend will be explored on strike and at depth.

4. Rouleau West. Beaufield acquired 17 claims by staking on strike and contiguous with the Lac Rouleau Zone 17-18 trend. Work by Kerr Addison in the 1980's located several gold intercepts. This property represents a 100% Beaufield owned extension of the Lac Rouleau property.

5. Other Properties. Beaufield is actively pursuing expansion of its exploration holdings at Hemlo with its partner Sparton and in Northwestern Quebec. Beaufield's directors which include David Bell and Paul Carmel have long standing gold exploration experience.

BEST AVAILABLE COPY

03 FEB -4 AM 7:21

Exemption number 82-1557

FORM 51-901F

for the three-months ended November 30, 2002

Incorporated as part of	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.	
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1	
Issuer Telephone Number:	613-721-2919	
Contact Person:	Jens E. Hansen, P.Eng.	
Contact's Position:	President	
Contact Numbers:	Telephone: 613-721-2919	Fax: 613-828-7268
For Quarter Ended:	November 30, 2002	
Date of Report:	January 24, 2003	
Contact e-mail address:	beaufield@rogers.com	

Certificate

The three Schedules required to complete this Quarterly are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it.

Jens E. Hansen, P.Eng.	"Jens E. Hansen"	January 24, 2003
Name of Director	Signed	Dated
Robert A. Martin	"Robert A. Martin"	January 24, 2003
Name of Director	Signed	Dated

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended November 30, 2002
(Unaudited – Prepared by Management)

Schedule A
Page 2

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended November 30, 2002
(Unaudited – Prepared by Management)

	November 30, 2002 $	August 31, 2002 $
ASSETS		
Current Assets		
Cash and cash equivalents	74,245	128,608
Marketable Securities	49,991	49,980
Option payments receivable	38,150	20,000
Taxes recoverable	4,768	6,450
	167,154	205,038
Exploration Funds	250,000	-
Mineral properties and deferred exploration and development	1,881,572	1,856,716
Long-term investment	11,000	11,000
	2,142,572	1,867,716
	2,309,726	2,072,754
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	29,916	42,815
Future income taxes	170,000	170,000
	199,916	212,815
SHAREHOLDERS' EQUITY		
Share capital	15,334,826	15,024,326
Deficit	(13,225,016)	(13,164,387)
	2,109,810	1,859,939
	2,309,726	2,072,754

Approved by the Directors:

"signed" Jens E. Hansen, P.Eng.
Director

"signed" Robert A. Martin
Director

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Statement of Operations and Deficit
Three months ended November 30, 2002 and 2001
(Unaudited – Prepared by Management)

	November 30, 2002 $	November 30, 2001 $
Investment revenues	691	1
Expenses		
Administrative services, rent and office	12,698	13,851
Interest charges	19	34
Professional fees	6,403	1,614
Shareholders' report	10,160	5,835
Telecommunications	430	765
Travel and Promotion	1,173	1,398
Trustee, registration and transfer agent fees	3,462	2,236
	34,345	25,733
Net loss	33,654	25,732
Deficit, beginning of year	13,164,387	12,889,253
Share issuance fees	26,975	
Deficit, end of period	13,225,016	12,914,985
Basic and diluted loss per share	(0.00)	(0.00)
Weighted average number of common shares outstanding	25,854,487	19,580,311

Interim Statement of Cash Flows for the period ended November 30, 2002

	November 30, 2002 $	November 30, 2001 $
OPERATING ACTIVITIES		
Net loss	(33,654)	(25,732)
Non-cash items		
Changes in non-cash working capital items	(11,217)	6,474
Cash flows used in operating activities	(44,871)	(19,258)
INVESTING ACTIVITIES		
Marketable securities	(11)	
Exploration funds	(250,000)	
Mineral Properties	(17,506)	
Cash flows used in investing activities	(267,517)	
FINANCING ACTIVITIES		
Issue of shares	285,000	
Share issuance fees	(26,975)	
Cash flows from financing activities	258,025	
Decrease in cash and cash equivalents	(54,363)	(19,258)
Cash and cash equivalents, beginning of period	128,608	21,548
Cash and cash equivalents, end of period	74,245	2,290

Schedule A
Page 4

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended November 30, 2002
(Unaudited – Prepared by Management)

Mineral Properties	November 30, 2002 $	August 31, 2002 $
Louvicourt & Pascalis Townships, Quebec		
Exploration (J-V Aur Resources 60%)	393,923	393,923
Barry, Urban, Carpiquet and Souart Townships, Quebec		
Exploration, net of mining duties recovered (J-V Kinross Gold 50%)	982,701	982,701
Allard River, Quebec (known as Matagami)		
Property	76,395	76,395
Exploration (Beaufield 100%)	40,562	26,134
Launay Township, Quebec		
Property	312	312
Exploration (Option Melkior Resources 60%)	7,400	7,400
Hemlo, Cedar Creek, Ontario		
Property, net of option payment received	47,720	47,720
Exploration (Option Sparton Resources 50%)	23,628	20,896
Hemlo, Pic River, Ontario		
Property	(3,750)	14,400
Exploration (J-V Sparton Resources 50%)	453	453
Lac Evans area, Quebec		
Property	205,989	205,989
Exploration (Beaufield 100%)	67,488	67,488
Otish, Quebec		
Exploration (Option Skeena Resources 70%)	2,175	2,029
Lac [illegible] West (Barry-Urban), Quebec		
Property	3,440	3,440
Exploration (Beaufield 100%)	984	984
[illegible] Lake), Ontario		
Property	5,000	5,000
Exploration (Beaufield 100%)	1,452	1,452
Newmont Hemlo, Ontario		
Property	25,500	
Exploration (J-V Sparton Resources 50%)	200	
	1,881,572	1,856,716

SHARE CAPITAL

AUTHORIZED
100,000,000 common shares without par value

Issued and fully paid	2002-11-30 Shares	2002-11-30 $	2002-08-31 Shares	2002-08-31 $
Balance, beginning of period	25,330,311	15,024,326	19,580,311	14,449,326
Issued under private placements				
Flow-through	1,250,000	250,000		
Issued for an interest in amineral property	150,000	25,500		
Issued upon exercise of stock option	350,000	35,000		
Balance, end of period	27,080,311	15,334,826	19,580,311	14,449,326

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – SUPPLEMENTARY INFORMATION
for the period ended November 30, 2002

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b)	Shares outstanding as at August 31, 2002	25,330,311
	Balance as at November 30, 2001	19,580,311
	Balance as at November 30, 2002	27,080,311
	Balance as at January 24, 2003	27,430,311

On October 28, 2002, the Company completed a $250,000 private placement which consisted of 1,250,000 flow-through common shares at a price of $0.20 per share with a 125,000 Broker warrant at $0.20 which expires on October 28, 2004.

On November 8, 2002, the Company issued 150,000 common shares (deemed at $01.7 per share) to Newmont Canada Limited for the acquisition of 143 claims in the townships of Wabikoba Lake, White Lake-North and Lecours in the Thunder Bay Mining Division. 200,000 warrants at the exercise price of $0.35 in the first year (2003), at $0.50 in the second year (2004) and $0.75 in the third year (2005) were also granted.

On November 21, 2002, Jens E. Hansen, President of the Company exercised 350,000 common shares at $0.10, which represents a partial exercise of an option of 975,000 shares granted on January 2, 2001.

On December 31, 2002, Augen Limited Partnership VII exercised 350,000 warrants at $0.12 per share. The warrants expired on December 31, 2002.

(c) Commitments:

Stock-based Compensation Plans:
At the Annual General Meeting held on December 17, 2002, an amended and restated stock option plan was approved. The plan was amended to, among other things, correspond to the new stock option policy of the TSX Venture Exchange and increase the number of common shares reserved for issuance under the Amended Plan to an aggregate of 5,300,000 common shares.

Share Purchase Options:
At November 30, 2002, 2,800,000 options were outstanding, entitling directors and employees to acquire shares, under the share purchase options plans. 350,000 common shares at $0.10 per share were exercised on November 21, 2002 by a Director.

No share options were granted during the first quarter ended November 30, 2002.

	Shares	Exercise Price	Expiry Date
Directors	1,600,000	$0.10	January 6, 2006
Directors	800,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Total:	2,800,000 common shares		

<u>Share Purchase Warrants:</u>

At November 30, 2002, the total share purchase warrants outstanding were:
350,000 warrants exercisable into common shares at $0.12 if exercised by December 31, 2002 and
2,400,000 warrants exercisable into common shares at $0.12 if exercised by July 26, 2004.

The Company issued 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 200,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.

Total warrants outstanding as at November 30, 2002 – 3,075,000.

On December 31, 2002, Augen Capital Corp., exercised 350,000 warrants at $0.12 which were granted by way of a flow-through Private Placement dated December 31, 2001.

Total warrants outstanding as at January 24, 2003 – 2,725,000.

<u>Escrowed Shares:</u>

As at November 30, 2002, 129,750 shares (129,750 in 2001), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 share lots, upon incurrance by the Company of each $100,000 threshold expediture amount.

At the Annual General Meeting held on December 17, 2002, Mr. Paul Carmel was appointed as an independent director of Beaufield.

The following are Directors of the Company:

Mr. David R. Bell	-	Director
Mr. Paul R. Carmel	-	Director
Mr. Stephen R. Dunn	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. [illegible]ert A. Martin	-	Director/Secretary/Member of Audit Committee
Mr. [illegible]y F. Zak	-	Director

Schedule C

SCHEDULE "C" – Management discussion
for the three months ended November 30, 2002

Beaufield completed a $250,000 flow-through financing with Dundee Securities Corporation. The funds will be used to undertake mineral exploration on Beaufield's Quebec and Ontario properties. A compilation is underway on the properties purchased 50-50 with Sparton Resources from Newmont. There appears to be several unexplored gold targets west of the Hemlo mines. A 100% interest was acquired on the Hiawatha Gold property located approximately 90 kilometres northeast of Hemlo. A gold bearing vein was mined underground in the 1930's, a database search of all previous work is being compiled.

The three month Balance Sheet indicates a loss of $33,654 compared to $25,732 in the equivalent previous quarter. The increased expenditure was caused by the legal and regulatory costs relating to the Dundee financing and the acquisition of the Hiawatha and Newmont properties. Increased administrative expenditures will continue into the coming quarters resulting from the increased activity of Beaufield.

During the coming quarter Beaufield plans to acquire additional exploration properties, compile data on existing properties and undertake field exploration.

Beaufield has been a gold exploration company since its inception in the mid 1980's. During this period, we have viewed a mostly declining gold price. It is only in recent months that the steady decline has been reversed which will benefit gold exploration companies.

Beaufield's earlier gold exploration success will now find a better market value. This combined with new personnel, better financing and acquisition of new exploration targets signal a positive future.

Beaufield's gold properties are the following:

1. Lac Rouleau extensively explored by Beaufield in the 1980's. Numerous gold intersections were encountered on Zones 17 and 18. A possible gold resource of some 400,000 tonnes containing 6.40 g/t gold averaging 1.86 m wide was estimated by SNC in their report dated May 10, 1988. This was based on work funded by Beaufield and managed by Falconbridge. A compilation of previous data with exploration recommendations is underway.

2. Hemlo. The 50-50 Beaufield-Sparton Resources joint-venture is probably the second largest exploration landholder at Hemlo with significant holdings on trend and west of the Hemlo gold mines. Planned exploration will initially concentrate on the Joa claims purchased from Newmont. Previous drilling returned two significant intercepts of 11.65 g/t gold over 1.12 metres and 1.37 g/t over 1.5 metres. Other unexplored reverse circulation gold anomalies remain to be followed up.

3. Hiawatha. Beaufield acquired a 100% interest in this former gold producer. Approximately 2,000 metres of underground work was completed in the 1930's. Earlier work identified on strike anomalous gold values. The mine trend will be explored on strike and at depth.

4. Rouleau West. Beaufield acquired 17 claims by staking on strike and contiguous with the Lac Rouleau Zone 17-18 trend. Work by Kerr Addison in the 1980's located several gold intercepts. This property represents a [illegible]0% Beaufield owned extension of the Lac Rouleau property.

5. Other Properties. Beaufield is actively pursuing expansion of its exploration holdings at Hemlo with its partner Sparton and in Northwestern Quebec. Beaufield's directors which include David Bell and Paul Carmel have long standing gold exploration experience.